

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
James J. Connor
President, Chief Executive Officer and Secretary
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108

> **Re: Tecumseh Products Company**
> **Registration Statement on Form S-4**
> **Filed January 29, 2014**
> **File No. 333-193643**

Dear Mr. Connor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note that there are blanks throughout your disclosure indicating that you intend to provide this information in a future amendment. For example, there are blanks in the "Selected Historical Consolidated Financial Information" on page 7, "Comparative Unaudited Pro Forma Information" on page 8 and "Executive Compensation" discussion beginning on page 56. Please note that we may have additional comments once this information has been provided.

Proxy Statement/Prospectus Cover Page

2.   Please note that a letter to security holders in a proxy statement/prospectus also serves as a prospectus cover page and is therefore subject to the one page limitation on length. <u>See</u>

Item 1 of Form S-4. Please limit the letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

Reasons for the Recapitalization, page 3

3.	With respect to the fourth bullet point, please state clearly what you mean by a "more attractive financing vehicle" and your basis for this belief. Please revise here and on page 37 to provide more fulsome disclosure.

Proposal No. 2 – The Recapitalization Proposal, page 35

Background of the Proposed Recapitalization, page 35

4.	We understand that your 2013 proxy materials disclosed your board's determination to reorganize your Class A and Class B shares into one class of stock, and its expectation that it would have a proposal ready for shareholder consideration by the 2014 annual meeting. We note your disclosure on page 35 that "the Herrick family has indicated that it may be interested in selling its shares," and that you had correspondence with Todd Herrick in June and July of 2013 regarding a more prompt reorganization of the Class A and B shares into a single class. Please expand your discussion to: (i) elaborate on the Herrick family's indication of potentially selling their shares, (ii) provide more context for Mr. Herrick's reasons, as specified in his correspondence or otherwise, for requesting a special meeting of shareholders in advance of the 2014 annual shareholder meeting, and (iii) explain whether the Board considered whether an earlier reorganization would create enhanced value for all stockholders, notwithstanding the additional expense of conducting a special meeting.

5.	We note your disclosure on page 36 regarding a review of possible "strategic alternatives and current strategic initiatives," along with "information [you] were receiving from some of [y]our larger shareholders." Please expand your disclosure to discuss what alternatives were proposed, the material issues discussed and positions taken with regard to these alternatives, why such alternatives were not pursued, and how the recapitalization reconciles with your "current strategic initiatives." Please also explain what the "information" received from some of your "larger shareholders" entailed.

Reasons for the Proposed Recapitalization, page 36

6.	We note your disclosure in the fourth and fifth full paragraphs on page 38. Please revise your disclosure to expand your discussion on the fairness of the recapitalization to Class B shareholders versus Class A shareholders, and vice versa.

Stout Risius Ross, Inc. Opinion, page 38

7.   Please provide us supplementally with a copy of any board books or similar materials that Stout Risius Ross presented to the Board in connection with its fairness opinion.

8.   We note your disclosure in the last bullet point on page 39 that Stout Risius Ross, Inc. reviewed an "analysis of *other facts and data* resulting in SRR's conclusions" [emphasis added]. Please revise your discussion to elaborate on all material "other facts and data" used by Stout Risius Ross, Inc. so that the recipients of the proxy statement can understand exactly what the analysis indicates and how such "other facts and data" supports a conclusion that the exchange ratios were fair.

Where You Can Find More Information, page 93

9.   We note that you have incorporated by reference your Annual Report on Form 10-K for the year ended December 31, 2013. As your Form 10-K for the year ended December 31, 2013 has not yet been filed with the Commission, this incorporation by reference appears inappropriate, or in the least, premature. Please advise when the company expects to file its Form 10-K.

Annex B – Fairness Opinion

10.   We note language in the fourth full paragraph on page B-2 that "[o]ur opinion is furnished for the use and benefit of the Board in connection with the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent." The identified language implies a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion that the exchange ratios to the holders of the company's Class A nonvoting common stock and Class B voting common stock (on a per share basis) pursuant to the transaction are fair, from a financial point of view. An opinion can be restricted as to purposes but not as to person. Accordingly, please revise to delete the limitation. Alternatively, revise to appropriately allow shareholders to use and rely on the opinion. Please also make conforming changes to your disclosure in the second full paragraph on page 40.

Item 22. Undertakings, page II-1

11.   Please provide the undertakings required by Item 512(g) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3765, if you have any questions regarding our comments.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
       Robert J. Krueger, Honigman Miller Schwartz and Cohn LLP